EXHIBIT 99.1

MAG Silver Corp. Suite 770 800 W. Pender Street Vancouver, BC, V6C 2V6 www.magsilver.com	Fresnillo plc 21 Upper Brook Street London W1K 7PY United Kingdom www.fresnilloplc.com

Juanicipio Development Receives Joint Approval

VANCOUVER, British Columbia and LONDON, April 11, 2019 (GLOBE NEWSWIRE) -- Fresnillo plc and MAG Silver Corp. confirm that their silver / gold Juanicipio project, held through Minera Juanicipio, has received approval from their respective Boards as well as from the Minera Juanicipio shareholders.

Juanicipio Project Highlights

  Fresnillo plc will be the operator of Juanicipio and holds a 56% majority stake in the Joint Venture, with partner MAG Silver Corp. owning the remaining 44%.
  Construction to begin immediately with completion expected late 2020, subject to finalizing detailed engineering and securing remaining permits.
  Total average annual anticipated production of 11.7 moz silver, 43.5 koz gold, with an initial life of mine of 12 years.
  Considerable further exploration opportunities in license area with potential to scale-up operations in future.
  Estimated pre-operative capex of US$395m as of 1st January 2018, which does not reflect expenditures incurred since that date.
  Juanicipio development expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production.

The Juanicipio site is located within the Fresnillo mining district. Exploration and development at this site has been on-going for several years, de-risking the asset and ensuring full evaluation of its potential. Discussions with contractors are advanced and orders for long lead-time equipment delivery have been placed. All principal permits and licensing have been obtained. Construction is expected to commence immediately with completion expected late 2020 subject to finalizing detailed engineering and securing remaining permits, in line with the project timetable.

At full capacity, Juanicipio is expected to produce on average 11.7 moz of silver and 43.5 koz of gold per year, with robust economics underpinning the project.

Octavio Alvídrez, Chief Executive Officer of Fresnillo plc, said:

“The decision to approve Juanicipio reflects the extensive work the JV partners have done to de-risk the project to meet stringent development criteria. This decision to invest demonstrates our confidence in the long-term outlook for mining in Mexico. The new mine will create significant employment and highlights our commitment to sustainable growth for the benefit of all stakeholders.”

George Paspalas, Chief Executive Officer of MAG Silver, said:

“The joint approval of the project is a landmark milestone for the Juanicipio Joint Venture. We are fortunate to have Fresnillo plc, with over 130 years of experience in the area, managing the construction and operations of Juanicipio. Their insightful experience has resulted in a very efficient upsizing development opportunity for the Joint Venture, which is greatly appreciated by the Board and Management of MAG Silver. We look forward to working together with our partner to realize further value from the joint venture.”

The information contained within this announcement is deemed by Fresnillo plc to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014. Upon the publication of this announcement, this inside information is now considered to be in the public domain. The person making the notification is Carlos Ortiz Mena, Head of Legal, Fresnillo plc. The time of the notification is 7:00 am UK time.

-Ends-

For further information, please visit Fresnillo’s website www.fresnilloplc.com or MAG Silver’s website www.magsilver.com or contact:

Fresnillo plc London Office Gabriela Mayor, Head of Investor Relations Patrick Chambers	Tel: +44 (0)20 7399 2470
Mexico City Office Ana Belem Zárate	Tel: +52 55 52 79 3206

Powerscourt Peter Ogden or	Tel: +44 (0)20 7250 1446

MAG Silver Corp. Michael J. Curlook, VP Investor Relations and Communications mcurlook@magsilver.com	Tel: +1 (604) 630-1399

About Fresnillo plc

Fresnillo plc is the world's largest primary silver producer and Mexico's largest gold producer, listed on the London and Mexican Stock Exchanges under the symbol FRES.

Fresnillo plc has seven operating mines, all of them in Mexico - Fresnillo, Saucito, Ciénega (including the San Ramón satellite mine), Herradura, Soledad-Dipolos1, Noche Buena and San Julián (Phase I and II), two development projects - the Pyrites Plant at Fresnillo and Juanicipio, and three advanced exploration projects – Orisyvo, Las Casas Rosario & Cluster Cebollitas and Centauro Deep, as well as a number of other long term exploration prospects.

Fresnillo plc has mining concessions and exploration projects in Mexico, Peru and Chile.

Fresnillo plc has a strong and long tradition of exploring, mining, a proven track record of mine development, reserve replacement, and production costs in the lowest quartile of the cost curve for silver.

Fresnillo plc's goal is to maintain the Group's position as the world's largest primary silver company and Mexico’s largest gold producer.

1 Operations at Soledad-Dipolos are currently suspended.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and we are currently developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation with the operational expertise of our JV partner, Fresnillo plc. As well, we have an aggressive exploration program in place targeting multiple highly prospective targets across the property. In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

Qualified Person:

The scientific and technical information contained in this press release for the Juanicipio Project has been approved by Gary Methven, P. Eng. an employee of AMC Mining Consultants (Canada) Ltd. who is independent of both Fresnillo plc and MAG Silver Corp.  By virtue of his education and relevant experience Mr. Methven is a "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Methven, has read and approved the content of this press release.

Fresnillo plc Forward Looking Statements

Information contained in this announcement may include 'forward-looking statements'. All statements other than statements of historical facts included herein, including, without limitation, those regarding the Fresnillo Group's intentions, beliefs or current expectations concerning, amongst other things, the Fresnillo Group's results of operations, financial position, liquidity, prospects, growth, strategies and the silver and gold industries are forward-looking statements. Such forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of the Fresnillo Group's operations, financial position and liquidity, and the development of the markets and the industry in which the Fresnillo Group operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this document. In addition, even if the results of operations, financial position and liquidity, and the development of the markets and the industry in which the Fresnillo Group operates are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, commodity prices, changes in regulation, currency fluctuations (including the US dollar and Mexican Peso exchanges rates), the Fresnillo Group's ability to recover its reserves or develop new reserves, including its ability to convert its resources into reserves and its mineral potential into resources or reserves, changes in its business strategy and political and economic uncertainty.

LEI: 549300JXWH1UV5J0XV81

MAG Silver Corp. Forward Looking Statements

Neither the Toronto Stock Exchange nor the NYSE American have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, the date of construction commencement and completion, the estimated capital costs and the expected job creation, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:

Investors are urged to consider closely the disclosures in MAG’s annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/searchedgar/companysearch.html

LEI: 254900LGL904N7F3EL14